Oncolytics Biotech® to Present AWARE-1 Data and Provide Updates on Phase 2 BRACELET-1 and IRENE Trials at the 2020 San Antonio Breast Cancer Symposium

SAN DIEGO, CA and CALGARY, AB, November 17, 2020 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced the publication of three abstracts for electronic poster presentations to be given as part of the 2020 San Antonio Breast Cancer Symposium, which is being held virtually from December 8-11, 2020.

Details on the abstracts and corresponding electronic posters are shown below. All posters will be available in a virtual poster hall beginning Wednesday, December 9, 2020 at 9:00 AM ET.

Poster Number: PS12-08
Title: A window-of-opportunity study with atezolizumab and the oncolytic virus pelareorep in early breast cancer (REO-027, AWARE-1)
Session Name: Poster Session 12
Presenter: Dr. Luis Manso

Poster Number: OT-13-02
Title: Bracelet-1 (pre0113): a study to assess overall response rate by inducing an inflammatory phenotype in metastatic breast cancer with the oncolytic reovirus pelareorep in combination with anti-PD-L1 avelumab and paclitaxel
Session Name: Ongoing Trials Posters
Presenter: Dr. Kathy Miller

Poster Number: OT-32-02
Title: Irene study: phase 2 study of incmga00012 (retifanlimab) and the oncolytic virus pelareorep in metastatic triple negative breast cancer
Session Name: Ongoing Trials Posters
Presenter: Dr. Mridula George

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.
Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of pelareorep as a cancer therapeutic; the timing of the presentations to be given as part of the 2020 San Antonio Breast Cancer Symposium; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Kirk Look Chief Financial Officer +1-403-670-7658 KLook@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com